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                               January 26, 2021

       Michael A. Mathias
       Executive Vice President and Chief Financial Officer
       American Eagle Outfitters, Inc.
       77 Hot Metal Street
       Pittsburgh, PA 15203-2329

                                                        Re: American Eagle
Outfitters Inc.
                                                            Form 10-K for the
Year Ended February 1, 2020
                                                            Filed March 12,
2020
                                                            File No. 001-33338

       Dear Mr. Mathias:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comment, we may have additional comments.

       Form 10-K filed March 12, 2020

       General

   1. We note that the forum selection provision provided in your bylaws identifies the
                                                        Delaware Court of
Chancery (or, if such court does not have jurisdiction, another state or federal court located
in the State of Delaware) as the exclusive forum for certain litigation, including any
"derivative action." In future filings, please revise your disclosure to describe the provision,
discuss the risks assciated with the provision, and disclose whether this provision applies
to actions arising under the Securities Act or Exchange Act. If it does, please also state
that there is uncertainty as to whether a court would enforce such provision; in this
regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for
federal and state courts over all suits brought to enforce any duty or liability created by
the Securities Act or the rules and regulations thereunder. In addition, please disclose that
investors cannot waive compliance with the federal securities laws and the rules and
regulations thereunder.
 Michael A. Mathias
American Eagle Outfitters, Inc.
January 26, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Anderegg at (202) 551-3342 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



FirstName LastNameMichael A. Mathias                      Sincerely,
Comapany NameAmerican Eagle Outfitters, Inc.
                                                          Division of
Corporation Finance
January 26, 2021 Page 2                                   Office of Trade &
Services
FirstName LastName